UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 21, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the media release of UBS Group AG and UBS AG which appears immediately following this page.

Investor Relations

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Media Relations

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News Release

UBS sees significant flaws in decision of French judges

Bank confident in its legal position, based on the facts and the law

Zurich/Basel, 21 February 2019 – After six weeks of hearings before the 32nd Chamber of the Paris Court of First Instance, the judges delivered an adverse judgment against UBS AG and UBS (France) SA yesterday. In a French criminal proceeding, the court must have unequivocally convincing evidence to bring a verdict against a defendant. The court's judgment fails this test.

UBS reiterates that it consistently contested any criminal wrongdoing in this case. The bank respected and followed its obligations under Swiss and French law as well as the European Tax Savings Directive. UBS has already announced and filed its appeal of the verdict.

The conviction is not supported by any concrete evidence. In addition, following a detailed review of the judgment, it is clear that the decision contains significant flaws that will need to be addressed by the Court of Appeals. The many flaws of the decision include, but are not limited to, the following:

The judgment is extremely superficial, inconsistent and contradictory. It does not address the vast majority of legal and factual arguments made by UBS.

•         A technical document comparison reveals that the text of the decision against UBS AG is largely a copy and paste of documents issued by the prosecution and the investigating judge prior to the trial and the bank’s defense. It is completely unprecedented, that the evidence, explanations and legal arguments put forward by UBS are not responded to in any depth. The verdict on the merits only contains generic legal reasoning that does not specifically address the points made on hundreds of pages by the defense.

•         Example of the superficial nature of the verdict: The charges were limited to three specific types of unpaid taxes (income tax, wealth tax and corporate tax). Irrespective of the lack of any wrongdoing by the bank, UBS argued that consistent proof that only these three types of taxes were being considered for both a conviction and the calculation of any penalty needed to be provided. This argument was not addressed in the legal reasoning or the calculation of the penalty. It is just one of many examples in the verdict where the burden of proof is not met and no response is provided by the court to UBS’ arguments.

•         Example of the inconsistent nature of the verdict: The decision acknowledges that "it is true that none of the UBS customers heard during the investigation stated that they had been approached in France by a Swiss client advisor, or even met a Swiss client advisor on the national territory." However, the judgment completely discounts this fact, simply implying that all of these customers are not credible without providing any proof to that effect.

•         Example of the contradictory nature of the verdict: The decision acknowledges that there are exceptions allowing certain meetings with French clients on French soil. These exceptions include situations, for example, where existing clients are being met or for simple marketing events. The judgment then goes on to state that it does not need to address these exceptions, as they do not apply to UBS, because the bank is not allowed to solicit on French soil. While the bank has always contested any illicit solicitation, this argument by the court is contradictory.

UBS Group AG, News Release, 21 February 2019                                                                                                                                      Page 1

Investor Relations

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Media Relations

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The judgment makes legal errors and draws conclusions of guilt based on assumptions that are mistaken. Examples of this include:

•         The verdict relies on Article 755 of the French General Tax Code in order to conclude that clients had committed tax fraud, which is the necessary predicate offense for the laundering of the proceeds of tax fraud. However, Article 755 took effect on January 1, 2013, well after the period covered by the charges (2004 to 2012). In addition, Article 755 only applies to the inheritance and gift tax (droits de mutation à titre gratuit) which was not covered by the charges.

•         During the investigation, the request of UBS to view the tax authority files of its regularized French clients who had paid back taxes to the French state was denied. In the verdict, the decision to deny this request is justified with the argument that all parties had access to the same level of information, which is simply not correct. Only the French state, as a party to the case, had full access to the files of the French tax authorities.

•         The judgment claims that UBS should have assumed a lack of tax compliance for all assets of clients who paid taxes through the anonymous withholding tax of the European Savings Tax Directive of 2004 (ESD). The verdict does not take into account that this option – the anonymous withholding tax – was not only entirely legal, but also the automatic default option of the ESD. Very few European citizens with accounts in other European countries actively opted for a transmission of individual tax data, but instead were automatically elected into the anonymous withholding tax.

The calculation of the fine is contradictory.

•         Even if liability in this case existed, which UBS strongly contests, the calculation of the fine is contradictory. The verdict initially argues correctly that the basis for the calculation of a fine in such matters must be the proceeds of tax evasion, which it explicitly defines as “the tax under the law, which was not paid.” However, two paragraphs later in the judgment, the fine is then incorrectly calculated based on the total regularized assets (EUR 3.7 billion) as opposed to only the taxes which should have been paid on those assets, representing a fraction of the total amount.

The calculation of the civil damages is completely unsupported.

•         No justification or calculation for the EUR 800 million in civil damages to the state are provided at all. These damages are extremely difficult to substantiate, yet the judgment simply states in three short paragraphs that they exist without detailing how or where they have come about. This lack of explanation and support is legally questionable.

UBS Group AG, News Release, 21 February 2019                                                                                                                                      Page 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

UBS Group AG and UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com/media

Notice to investors

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS Group AG’s fourth quarter 2018 report, UBS Group AG's and UBS AG's third quarter 2018 report and the Annual Report on Form 20-F for the year ended 31 December 2017 for additional information. These reports are available at www.ubs.com/investors.

Cautionary statement regarding forward-looking statements

This document contains statements that constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including UBS Group AG’s fourth quarter 2018 report, UBS Group AG's and UBS AG's third quarter 2018 report and the Annual Report on Form 20-F for the year ended 31 December 2017. UBS undertakes no obligation to update the information contained herein. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS, and UBS accepts no liability whatsoever for the actions of third parties in this respect.

UBS Group AG, News Release, 21 February 2019                                                                                                                                      Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date: February 21, 2019